Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230

NOTICE TO STOCKHOLDERS

Itaú Unibanco Holding S.A. (“Itaú Unibanco” or “Company”) will hold its Annual and Extraordinary General Stockholders’ Meeting on April 28, 2020, at 11:00 am, at its head office, as disclosed by the Corporate Events Calendar on December 9, 2019, the Notice to Stockholders on January 13, 2020, as well as by the Call Notice and Management’s Proposal for the General Meeting on March 27, 2020.

We are aware that the most important thing right now is to reduce the speed of spread of COVID-19 by restricting the circulation of and contact among people. Against this backdrop, we reinforce the recommendation for our stockholders to exercise their voting rights remotely by using the following alternatives:

• Forwarding the remote voting form, either by service providers or directly to the Company. We have extended the deadline for receiving the remote voting form directly by the Company up to April 24, 2020. Documents may be sent to the Company by email without the need to forwarding hardcopies. If they so prefer, stockholders may sign the remote voting form by any digital manner, including by “electronic signature”;

• Granting proxies to state their voting position. The Company has already provided three (3) proxies who will vote exactly according to the stockholder’s voting instructions. Proxy models to be used by stockholders who opt for this way of voting may be found at Attachment VI to the Management’s Proposal for the General Meeting.Itaú Unibanco will receive these voting instructions up to April 24, 2020 by email drinvest@itau-unibanco.com.br.

Notarization of signatures in the proxies sent by stockholders will not be required, nor will the certification of documents attached to the remote voting form.

All information required to exercise your voting right remotely is disclosed on the Management’s Proposal for the General Meeting available on the website of the Brazilian Securities and Exchange Commission (CVM) and on our Investor Relations website www.itau.com.br/relacoes-com-investidores)

We also inform that the General Meeting will be broadcasted live for stockholders who wish to follow this event remotely. As it will not be possible to receive votes remotely during the General

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Meeting, we reinforce once again the importance of forwarding the remote voting forms in advance, as mentioned above.

Accordingly, we request that stockholders who wish to follow the General Meeting remotely to email to drinvest@itau-unibanco.com.br up to April 24, 2020 so that we may guide you concerning your access.

If you have any doubt, please access the following communication channels:

• On remote voting:Phone number:55+ 11 2794-3648 / 55+ 11 5019-8112 / 55+ 11 4520-3079

Email:drinvest@itau-unibanco.com.br

• Investor Relations department: Phone number: 55+ 11 2794-3547 Email:

relacoes.investidores@itau-unibanco.com.br

At last, we emphasize that stockholders may send suggestions, criticisms or doubts directly to the Board of D irectors through the link “IR Contact” on the Investor Relations website (www.itau.com.br/relacoes-com-investidores).In the field “subject”, please select option “Recommendations to the Board of Directors to Stockholders’ Meeting.

For further information on the General Meeting, please see the Management’s Proposal.

São Paulo (SP), April 17, 2020.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Head of Investor Relations